                                                                   Exhibit 15(a)

--------------------------------------------------------------------------------
TELVENT / Press Release

Telvent GIT, S.A. Completes Partial Exercise of Overallotment Option


Madrid, Spain -November 23, 2004- Telvent GIT, S.A. (Nasdaq: TLVT), the Global RealTime Information Technology Company, today announced that they have completed the subscription of an additional 547,100 ordinary shares of Telvent GIT, S.A. common stock following the partial exercise of the overallotment option by the underwriters of Telvent's initial public offering. The subscription represents a capital increase of $4,579,227. The additional shares were issued at the initial public offering price of $9.00 per share.

The underwriter's overallotment option exercise also covered 107,900 ordinary shares of Telvent GIT, S.A. sold by the selling shareholders, none of the proceeds from which will be received by Telvent.

The exercise of the overallotment option increased the final size of the transaction to 9,355,000 ordinary shares, of which 9,247,100 were newly issued shares issued by Telvent and 107,900 were existing shares offered by selling shareholders.

Merrill Lynch & Co., Lehman Brothers Inc. and SG Cowen & Co., LLC acted as lead managers and representatives of several underwriters of the Offering.

Copies of the final prospectus relating to the offering may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080.

A registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission on October 21st, 2004. The offering of these securities is made only by means of a prospectus. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation of sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Telvent GIT, S.A.


Telvent (Nasdaq: TLVT), the Global RealTime IT Company, is specialized in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. Telvent's address is C/Valgrande 6, 28108 Alcobendas, Madrid, Spain.


--------------------------------------------------------------------------------